FOSTER WHEELER



A record-breaking year

excellence

state-of-the-art

teamwork

value

experience

vision

trust

efficiency

flexibility

confidence

performance

As a global engineering and construction contractor and power equipment supplier, our mission at Foster Wheeler is to be **the best in the world** in terms of:

Providing for the safety of all people who are involved with our work;

Providing technically advanced, cost-effective services, facilities, and equipment that meet or exceed our clients' expectations; and

Delivering a superior return to our shareholders and other stakeholders.

contents

world-class solutions

We operate globally, optimizing the use of our network of engineering centers, manufacturing facilities and local partners to deliver responsive and cost-effective services to our clients.

BACKLOG AT YEAR-END 2006
(measured in future revenues)


By Project Location
Middle East 29.3%
South America 1.9%
North America 12.3%
Australasia & other 14.4%
Europe 17.3%
Asia 24.8%


By Industry
Oil & Gas 16.6%
Power Plant Operations, other & eliminations 3.2%
Pharmaceuticals 2.0%
Power Equipment & Services 17.2%
Chemicals 29.0%
Refining 32.0%

Our Global Engineering & Construction (E&C) Group designs and constructs leading-edge processing facilities for the upstream oil and gas, liquefied natural gas (LNG), gas-to-liquids, refining, chemicals and petrochemicals, power, environmental, pharmaceutical, biotechnology and healthcare industries.

Our Global Power Group has world-leading expertise in combustion technology, and designs, manufactures, supplies and erects steam generating and auxiliary equipment for power stations and industrial markets worldwide. The Group also provides a range of environmental products and aftermarket parts and services.



2006 ... our best year ever ... resulting in a significant increase in shareholder value!

As we entered 2006, we said that the fundamentals were in place for 2006 to be even better than 2005, which itself was a very strong year. We cited the strength of our markets, the motivation of our worldwide team of people, our backlog, our global client base, our operations excellence, our strong financial results and our capital structure.

We were right about 2006 in every respect. 2006 was the best year in our company's 116-year history!


$206.9
$216.4
$272.9
$418.3
03
04
05
06

OPERATING EBITDA[1]
$ Millions


($32.4)
$63.7
$196.4
04[2]
05[3]
06[4]

ADJUSTED NET (LOSS)/INCOME
$ Millions


$0.6
$2.1
$3.8
04
05
06

MARKET CAPITALIZATION[5]
$ Billions


$1,033
$570
$315
$203
03
04
05
06

CONSOLIDATED DEBT[6]
$ Millions

2006 ... a record-breaking year

Our full-year 2006 adjusted net income of $196.4[4] million, which excludes a net asbestos-related gain, partially offset by charges relating to successful debt reduction initiatives, the voluntary termination of our former domestic credit agreement and the wind-down of the Global Power Group's Canadian office, is the **highest we have ever achieved in our 116-year history.**

These **record earnings**, which more than doubled our previous record, were driven by the excellent operating performance of our Global Engineering and Construction (E&C) Group, which **generated 95% EBITDA growth** during the year from a 43% increase in scope revenues and a 37% increase in its EBITDA margins.

We delivered **three consecutive record-breaking earnings quarters** in 2006. Adjusted net income, which excludes the items described in our explanatory notes*, was $41.1[7] million in the second quarter of 2006, $54.6[8] million in the third quarter, and $85.9[9] million in the fourth quarter.

Full-year 2006 operating revenues, expressed in Foster Wheeler scope, i.e. excluding flow-through costs, **increased to $2.8 billion, an increase of 56%** from $1.8 billion dollars in 2005[10].

Scope backlog at year-end 2006 **increased by 17% to $2.5 billion**, up from $2.2 billion dollars at year-end 2005. The scope backlog grew even after a 56% increase in scope revenues during 2006.

Cash and short-term investments at year-end 2006 were $630 million, also an all-time Foster Wheeler record. This represents a **69% increase** from the year-ago amount of $372.7 million.

Our share price **increased by 50%** and our equity market capitalization increased by **$1.7 billion** during the year.

	Common share price	Outstanding common shares
Year-end 2004	$15.87	40,542,898
Year-end 2005	$36.78	57,462,262
Year-end 2006	$55.14	69,091,474

* Explanatory notes can be found on page 37 of this Annual Report.


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The outstanding commercial and operational performance of our Global E&C Group continues to drive our results. This Group has clearly demonstrated its ability to secure significant new business from existing and new clients, and to execute its projects to a consistently high standard.

world-class E&C performance

Oil and gas prices, which remain at historically high levels, coupled with growing global demand for upstream oil and gas, liquefied natural gas (LNG), refined products and chemicals, continue to drive strong investment by our clients. Typically, these projects are the large, technically challenging projects at which we excel.

We have very successfully managed the challenges of this very strong E&C market. With our global network of engineering centers and sophisticated IT systems, we have been able to optimize the use of our skilled resources.

In addition, we have grown our Global E&C Group's capacity in an intelligent and managed way. During 2006, this Group's management team expanded the Group's capacity, expressed in terms of professional personnel working on projects, by approximately 47%, to capture additional opportunities offered by the marketplace.

Our global network of offices has allowed us to access very high quality labor markets. We have been successful in attracting highly talented professionals, offering them the opportunity to work on a technically and geographically diverse range of world-scale projects, such as the North West Shelf Phase V LNG liquefaction project at the Woodside-operated complex in Australia, the Khurais and Manifa oil and gas developments for Saudi Aramco, the new coker for Reliance in India and the new integrated refinery and petrochemical complex in Tatarstan. We also continued to invest significant resources in training and developing our talented teams.

We have the proven track record, technical expertise and project execution capability to deliver successful, world-scale projects in today's challenging business environment. These attributes were a major factor in our Global E&C Group's success in 2006 and strongly position this Group to capture a significant share of its clients' investments going forward.


excellence

state-of-the-art






SAFETY

The economics of solid-fuel-fired power generation, our "sweet spot," have become compelling for many utility and industrial clients. With solid-fuel-fired power plants being run at high utilization rates, we have also been able to grow our aftermarket parts and services business. In addition, further tightening of environmental legislation is stimulating even greater demand for our environmental retrofit products.

leading technology

In 2006, the Global Power Group very successfully leveraged its circulating fluidized-bed (CFB) technology, which we believe is the best CFB technology in the world. The application of CFB technology to both traditional and non-traditional "opportunity" fuels can create tremendous economic benefit by providing significant fuel flexibility to our clients. Low environmental emissions are another key benefit of our CFB technology.

I assumed the role of acting chief executive officer of the Global Power Group in June 2006. My priority in this role has been to replicate in this Group the extremely robust commercial and operational practices that are already deeply embedded within the Global E&C Group.

We have already made significant commercial and operational changes in the Global Power Group during 2006 and, to give further impetus to this ongoing process, I announced in January 2007 that the board of directors had elected Umberto della Sala to the position of president and chief operating officer. In this newly created role, Umberto has assumed full responsibility for the Global Power Group in addition to retaining responsibility for the Global E&C Group. Umberto has already proven himself as a strong, experienced and visionary leader. Under his leadership as chief executive officer of our Global E&C Group, the Group has delivered outstanding operational and business-winning performances. I am confident that Umberto will drive the successful transfer of industry best practices from the Global E&C Group into the Global Power Group.

Our Global Power Group has clearly demonstrated that it has state-of-the-art steam generators, environmental products and services that the power marketplace both needs and values. I firmly believe that we are making the right commercial and operational changes that will enable our Global Power Group to perform well in 2007 and beyond.


Bapco
FW



strongly positioned for 2007

Our balance sheet is now stronger than it has ever been. During the first four months of 2006, we completed the final steps in our debt reduction program. At the end of 2006, our consolidated debt, inclusive of capitalized leases, was $203 million, our lowest level of debt since 1985. Additionally, more than 50% of the consolidated debt consists of project-specific debt that has limited recourse beyond the project it supports. Our debt has been reduced to the point where it does not make commercial sense for us to make any further material reductions beyond the normal debt service payment obligations. Most importantly, our debt to EBITDA level is now fully comparable with any of our key competitors in our marketplace.

During the year, we achieved a two "notch" upgrade in our corporate credit rating; Standard & Poor's raised our corporate credit rating to "B+" from "B-" and Moody's Investors Services increased our corporate credit rating to "B1" from "B3." We believe that these rating actions constitute a significant external recognition of the very substantial improvement in the credit quality of our company. We are maintaining a continuing dialogue with these credit ratings agencies with the aim of achieving an investment grade rating at the earliest practical time.

In October 2006, we announced that we had successfully closed on a new $350 million, five-year senior secured domestic credit facility, providing the increased bonding capacity and financial flexibility that we require to support our growing operations and increased volume of business. At current usage levels, this new credit facility reduced our bonding costs by approximately $8 million per year.

I am very pleased with the outstanding year our company enjoyed in 2006. Our management team, along with almost 12,000 employees worldwide, has transformed Foster Wheeler's ability to meet or exceed client requirements while generating earnings that far exceed anything this company has ever experienced in its 116-year history.

Recognizing all of the progress and systemic performance improvements that we have made, together with the commitment, skills and experience of our people, our leading-edge technologies, and the global range of our services, I am highly confident that we are very strongly positioned to capture a significant share of our clients' investments and to deliver a 2007 performance that is even better than the outstanding performance we delivered in 2006.

Raymond J. Milchovich
Chairman & Chief Executive Officer


teamwork



global engineering & construction group

"We had a truly outstanding year in 2006. We were very successful in winning repeat business from existing clients and awards from new clients, all of whom value the quality of our technical and project management expertise and who want to work with a company they can trust to help them deliver their key investment plans successfully and safely.

"This excellent performance was a real team effort and I would like to thank our Global E&C Group teams worldwide for their contribution to a very successful 2006."

Umberto della Sala
Chief Executive Officer
Global Engineering & Construction (E&C) Group
President & Chief Operating Officer, Foster Wheeler Ltd.

Global E&C Group Senior Leadership Team (left to right)

Marco Moresco
Chief Executive Officer, Foster Wheeler Italiana

Franco Anselmi
Chief Executive Officer, Foster Wheeler Asia Pacific

W. Troy Roder
President & Chief Executive Officer, Foster Wheeler USA Corporation

Jesús Cadenas
Chief Executive Officer, Foster Wheeler Iberia, S.A.U.

Giuseppe Bonadies
Managing Director, Global Sales & Marketing, Global E&C Group

Stephen J. Davies
Chairman & Chief Executive Officer, Foster Wheeler Energy Limited

Umberto della Sala
Chief Executive Officer, Global E&C Group
President and Chief Operating Officer, Foster Wheeler Ltd.

André Robini
President & Chief Executive Officer, Foster Wheeler France S.A.

Franco Baseotto
Financial Leader, Global E&C Group
Elected Executive Vice President & Chief Financial Officer, Foster Wheeler Ltd. (effective August 13, 2007)


value

"This [Manifa] is one of the most significant and important projects for Saudi Aramco. We're pleased that this program goes to Foster Wheeler, since they have been involved in many Saudi Aramco projects in the past, and we know that they will commence work as soon as possible and complete the job on schedule with the highest quality."

Mohammad A. Al-Juwair
Acting Executive Director of Project Management, Saudi Aramco

a strong outlook

With global economic growth predicted to remain robust for 2007, the outlook for our oil and gas, chemicals and refining business remains very promising. Many of our clients' planned projects are large and technically complex. We have the proven track record, technical expertise and project management capability to deliver successful, world-scale projects in today's challenging business environment. These attributes were a major factor in our success in 2006 and strongly position us to capture a significant share of our clients' investments going forward.

Many of our clients choose to work with us from the very early stages of their projects, during the planning, feasibility and early design phases, because they appreciate the added value that our technical experts deliver. This close collaboration helps to build strong relationships with our clients and also positions us well for the later stages of projects: the front-end design (FEED) phase, and then the engineering, procurement and construction (EPC) phase. We are currently working on a number of major FEEDs, which offer significant opportunities for us to play a key role in the subsequent EPC phase.

Our upstream oil and gas experts continue to play a key role in Saudi Aramco's most important oil and gas developments. Having completed in early 2006 the FEED for Saudi Aramco's Khurais Crude Increment Program, the largest crude increment program ever undertaken by Saudi Aramco, we won the EPC contract for an important element of the program, the Khurais Gas Facility, with a joint venture partner. This success was followed by the award of the FEED for Saudi Aramco's Manifa Arabian Heavy Crude Program, to develop the giant Manifa offshore oilfield.

In Abu Dhabi, we won the FEED for ADCO's Sahil, Asab and Shah oilfield development and, as part of our three-year alliance with Chevron Nigeria, we were awarded a design engineering contract for the Tubu and Madu offshore oilfields and the FEED for key elements of the Olokola Gas Supply project.





"We welcome Foster Wheeler's leadership in our plans to design the world's two largest LNG trains in Nigeria. Foster Wheeler has over 30 years' experience in Nigeria and brings substantial LNG liquefaction expertise from other LNG projects in Australia, the Middle East and the Far East."

Chinasa Ego-Osuala
Expansion Co-ordinator, Nigeria LNG Limited

We are one of a small and select group of E&C contractors who have successfully designed and built plants to produce liquefied natural gas (LNG). We started work in 2005 on the EPC phase of the North West Shelf Phase V project in Australia, where we are leading the joint venture adding a fifth LNG train at this Woodside-operated LNG complex. During 2006 we also captured the FEED for Woodside's Pluto LNG development and were awarded further study work by Woodside for the planned Browse LNG development, both in Australia.

In Malaysia, we are working with PETRONAS subsidiary, MNLG Dua, to increase LNG production by debottlenecking its Dua plant. In Nigeria, we are leading the joint venture undertaking the FEED for the ground-breaking Nigeria LNG Limited *SevenPlus* project, which involves the development of two new LNG trains which, on completion, will be the world's largest LNG trains.

We are also involved in LNG regasification and import terminals. For example, we are providing project management consultancy services for the Canaport™ regasification terminal to be built in New Brunswick, Canada.

We have a very strong refining pedigree and during 2006 we secured a wide range of refinery projects ranging from studies and FEEDs to EPC awards. We have built upon our proven track record in refinery upgrades and modernization projects, including projects to help refiners meet increasingly stringent transportation fuel quality legislation. For example, we are working on a contract to revamp Lithuania's refinery to help it meet European Union transportation fuel quality specifications. This is a repeat award from this client, which also builds upon our growing track record in the Baltic States, Russia and Eastern Europe. In Turkey, we are working on the EPC phase of the Gasoline Specification Improvement Project at the Izmit refinery and on the EPC phase of a project at Saras' refinery in Sardinia, one of Europe's largest and most advanced refining complexes, which will help our client meet product quality and plant emissions legislation.


experience


vision





"Sinclair considers Foster Wheeler a leader in delayed coking technology and its execution approach fits with our plan to have the unit operational by 2009."

Paul Moote
Vice President, Refinery Construction, Sinclair Oil Corporation

Current market conditions continue to make delayed coking highly attractive to refiners. Heavier, sour, or so-called opportunity, crudes are trading at a considerable discount to lighter, sweeter crudes, coincident with declining demand for heavier products such as fuel oil and asphalt. We continue to see significant demand for our technology, products and services in the delayed coking market. To date, we have provided our leading delayed coking technology for more than 80 cokers worldwide, and have worked on more than 70 delayed coker revamps. At the end of 2006, we were working on the study, FEED or EPC phases of over thirty delayed coking projects.

For example, we are the engineering, procurement and construction management contractor for the new delayed coker at BP's Castellón refinery in Spain, and are also supplying a delayed coker heater based on our proprietary terrace-wall design. Our coking center of excellence in Houston provided the process design package and our Madrid office delivered the FEED. We are especially pleased that BP has selected our technology for its first European delayed coker. In the U.S., we are working on Sinclair Oil Corporation's new delayed coker, gas plant and coke handling facilities at its refinery at Tulsa, Oklahoma. This investment will allow the refinery to process heavier crudes while maximizing the production of higher value products.

We have been particularly successful around the world in capturing a significant share of the investment in integrated refinery and chemicals complexes, and in new chemicals facilities and major expansions.

In the Middle East, we completed the feasibility study and FEED for a new, world-scale integrated refining and petrochemical complex at Rabigh in Saudi Arabia, for the Saudi Aramco and Sumitomo Chemical joint venture, and then won the EPC contract for the significant utilities and offsites at Rabigh that support this huge complex. This project demonstrates our ability to convert study and FEED contracts into significant EPC wins. In Kuwait, we are the engineering, procurement and construction management contractor for a new ethylene-glycol plant. We successfully completed an ethylene-glycol plant at the same location during the late 1990s.

In Europe, we won the FEED for Tatneft's new integrated refining and petrochemical complex in Tatarstan, part of the Russian Federation.


Lucite



"Foster Wheeler is one of the world's biggest and most respected engineering and construction contractors. Their long experience of working in Singapore, combined with strong operations in both the UK and locally in Singapore, makes them the ideal partner for Lucite International in this groundbreaking new plant we are building."

Neil Sayers
Chairman & Vice President of Manufacturing, Lucite International Singapore Pte. Ltd.

In Singapore, we are working on the early phase of the FEED for certain downstream units and associated plant infrastructure for a potential new world-scale steam-cracking complex that would be located at ExxonMobil's existing Singapore refining and chemical plant site. Also in Singapore, we have worked on the early phases of major planned investments for Shell and Lucite International and we are now working on the EPC phases of both the refinery and chemicals elements of Shell's investment, and on the EPC phase of Lucite's new chemicals plant.

In pharmaceuticals, the emphasis on biotechnology has followed an intense focus on vaccine manufacture. During the last year we completed a major expansion project for GSK Biologicals in Hungary and started work on a new state-of-the-art facility for the same client in Singapore. Apart from major biotechnology-based facilities, pharmaceutical investment continues to focus on upgrading and improvement projects. We continue to work closely with our clients on these small- and medium-scale projects and also on innovative new approaches to the manufacture of pharmaceuticals.

Since the early 1990s, our Milan-based operation has been active and very successful in power project developments in Italy from conventional as well as from renewable sources. These development activities have also resulted in the award to our Milan operation of significant EPC contracts. Development activities in 2006 were focused on wind farm projects in Italy. Foster Wheeler Italiana started the commercial operation of a 22.5 megawatt (MW) wind farm at Vallesaccarda for its wholly owned subsidiary FW Power S.r.l. In addition, FW Power is developing a 32 MW wind farm in Scampitella and recently announced the award of an EPC contract for a new 48 MW wind farm at Pietramontecorvino by Voreas S.r.l., a special-purpose entity in which Foster Wheeler Italiana owns a 50% equity interest. These activities further strengthen our position as a developer, equity investor and operator of power projects in Italy.

In summary, our Global E&C Group's increased bookings and backlog in 2006 clearly demonstrate our clients' confidence in the quality of our technical staff and our project execution as they place their key project investments in our hands.


trust



global power group

"Continued worldwide economic growth is driving the increasing demand for power in most regions. There is renewed interest in coal as a primary fuel source for new power plants. Many owners are running their ageing solid-fuel-fired generation fleet harder because these plants currently tend to have lower generating costs than oil- or gas-fired plants. Owners of these plants are increasingly investing in plant maintenance and optimization services and environmental equipment retrofits to keep their facilities running reliably and in compliance with new or more stringent plant emissions standards. During the year, we have also seen a growing focus on the reduction of greenhouse gases.

"We believe that the combined effect of these factors will have a significant positive influence on the demand for our cutting-edge products and services, such as new utility and industrial solid-fuel boilers, boiler services, boiler environmental products, and boiler-related construction services."

David J. Parham
Executive Vice President, Global Sales & Marketing
Global Power Group

Global Power Group Senior Leadership Team (left to right)

James E. Stone
President & Chief Executive Officer, Foster Wheeler Power Group Europe

Anthony Scerbo
Executive Vice President & Chief Financial Officer, Global Power Group

David J. Parham
Executive Vice President, Global Sales & Marketing, Global Power Group

Gary T. Nedelka
Chief Executive Officer, Power Group Asia
President & Chief Executive Officer, Foster Wheeler North America Corp.

Raymond J. Milchovich
Acting Chief Executive Officer, Global Power Group
Chairman & Chief Executive Officer, Foster Wheeler Ltd.


efficiency

"This is an important project for Votorantim Metais as it is our first CFB investment. We decided to select the best technology available on the market with a reliable partner for project execution."

Jose Roberto Piagentini
General Manager of Engineering, Votorantim Metais S.A.

a bright future

We believe that our circulating fluidized-bed (CFB) technology is the best in the world and, with relatively high oil and natural gas prices and gas price volatility, the application of CFB technology to both traditional and non-traditional "opportunity" fuels can create tremendous economic benefit and reduce fuel risk for our clients.

As well as fuel flexibility, low emissions are a key benefit of our CFB technology. Compared with conventional pulverized-coal (PC) technology, our CFB boilers operate at much lower combustion temperatures and give the fuel much longer burning times, resulting in naturally low emissions of nitrogen oxides (NOx) and high combustion efficiency. Further, our CFB boilers can capture the fuel's sulfur as the fuel burns and can use low-cost selective non-catalytic reduction (SNCR) systems within the boiler to achieve very low NOx emissions without the need for add-on or back-end flue gas cleaning equipment.

Worldwide, over 315 CFB boilers using Foster Wheeler technology have been sold to date. Our CFB boiler wins in 2006 clearly demonstrate the value our clients around the world place on the fuel flexibility and emissions performance offered by our boilers.

2006 marked another significant growth step for our CFB steam generator technology with two key wins in the U.S. utility sector for our 300 megawatt (MW) class CFB boilers. These wins are further evidence that our CFB technology is becoming increasingly accepted in the large mainstream utility boiler market, offering further growth opportunities for our CFB product line into this sector, which is currently dominated by conventional PC boiler technology.

The first of these U.S. awards was a design and supply contract for two 330 MW CFB boilers, plus SNCR and air quality control systems, for Cleco's Rodemacher power station in Louisiana. Our CFB boilers offer Cleco the opportunity to burn petroleum coke in addition to coal, significantly improving Cleco's ability to take advantage of fuel market opportunities. The second win was a design and supply contract for two CFB boilers with SNCR systems for a new solid-fuel power plant being built at TXU's Sandow Steam Electric Station in Rockdale, Texas. The new boilers will burn local lignite fuel.

We scored a double success in Brazil in 2006. Our first award was from Abalco S.A. to design and supply two coal-fired CFB boiler islands for an alumina refinery. The second award was from Votorantim Metais S.A. for the design and supply of a petroleum-coke-fired CFB boiler island which will generate electricity and process steam to be used in the production of nickel. The boiler will also be capable of firing up to 10% biomass.





"The decision to use CFB technology at our new combined heat and power plant is a logical continuation of our strategy to move our production portfolio in a more environmentally sound direction. The CFB boiler is capable of burning a wide range of domestic fuels and is expected to reduce emissions in the Tornio area presently caused by heavy oil firing."

Rami Vuola
Managing Director, Tornion Voima & EPV

In Europe, we demonstrated the continued strength of our CFB technology as a leading solution for the clean and efficient combustion of biomass. We won a contract to design, supply and erect a demolition-wood-fired CFB boiler island for a new biomass power station in the Netherlands. We enjoyed further success in Finland, winning a contract to design, supply and erect a peat- and biomass-fired CFB boiler island for a combined heat and power plant in Tornio. The boiler will be designed to burn 100% peat or coal, with the flexibility of combining those fuels with wood residues, carbon monoxide gas from the steel mill, or pre-sorted industrial waste.

We achieved a "Balkan first" when a subsidiary of Solvay Sodi awarded us a contract to design and supply a CFB boiler for its industrial power station in Bulgaria. The boiler will be fueled by petroleum coke and imported hard coals. The first CFB boiler to be built in the Balkan region, this award opens up another important new geographic market for our power business and provides a sound basis for further expansion in South East Europe.

In China, we enjoyed repeat business from subsidiaries of SINOPEC, which awarded us contracts for a total of seven CFB boilers. This takes the total number of CFB boilers purchased by SINOPEC from Foster Wheeler over the last ten years to nineteen – a tremendous vote of confidence in our highly reliable CFB boiler design. In Vietnam, we are designing two CFB boilers, which will use waste anthracite and slurry for the Cam Pha Power Plant.

We have also announced significant awards for pulverized-coal (PC) boilers. In Arizona, we won a design and supply contract from Salt River Project Agricultural Improvement and Power District for a PC boiler which will incorporate our low-NOx burner and selective catalytic reduction (SCR) technologies, for the Springerville Generating Station. This is the second boiler we have won for the Springerville facility. The Springerville Unit 3 expansion project, the first new coal-fired plant to be brought on line in the U.S. for several years, won *Power Engineering* magazine's Best Coal-Fired Project Award 2006. We supplied the 400 MW coal-fired steam generator, designed to fire Powder River Basin coal as the primary fuel. Our boiler delivery achievement contributed to the new unit coming on line five months early, delighting the operator, Tucson Electric Power Company!


flexibility


confidence





"As a repeat client, we are confident that Foster Wheeler is the right boiler supplier for our Springerville expansion project. We know that Foster Wheeler stands behind its commitments."

Bill Rihs
Manager of New Generation Projects
Salt River Project Agricultural Improvement & Power District

Today, we are focused more and more on helping our clients cope with ever-tightening environmental standards and ageing power fleets. As well as a full range of aftermarket services to help our clients keep their plants running, we also offer a full line of environmental products, including low-NOx firing systems, fuel/air balancing and over-fire air systems, and SCR and SNCR systems to help our power and industrial clients bring older plants up to today's environmental standards.

We believe that providing excellent service to our clients results in significant repeat business for our company. For example, we have worked with American Electric Power (AEP), one of North America's largest electric utility companies, since 1972.

During 2006, we celebrated the successful completion of construction of a flue gas desulfurization (FGD) system at AEP's coal-fired Mountaineer Plant in West Virginia. FGD systems, also known as "scrubbers," reduce sulfur dioxide emissions by up to 98%. And in Indiana, we successfully completed the cyclone burner, wall panel and economizer element replacements at AEP's Tanners Creek facility. AEP's continued confidence in our products and services confirms our reputation as a superior supplier to the global power industry.

In Spain, we have been awarded repeat business by two major utility customers. At Hidroeléctrica del Cantábrico's Aboño power plant, we have won an award to supply and install new low-NOx burners and to upgrade the mill classifiers on a second unit at the power plant. We have already completed work on the first unit. Both units were originally supplied by Foster Wheeler, commissioned in 1973 and 1985, and were designed to fire local bituminous coal and blast furnace gas. These latest modifications will permit our client to meet increasingly stringent European Union emission regulations.




KENNETH WHITE
FW

"SINOPEC Tianjin Company considers Foster Wheeler a global leader in circulating fluidized-bed technology. We believe that Foster Wheeler's experience and good cooperation with SINOPEC will deliver a successful project."

Mr. Xu Hongxing
General Manager, SINOPEC Tianjin Company

Endesa, Spain's largest utility, awarded us the contract for the supply of new low-NOx burners and to upgrade the mill classifiers on two units at its Compostilla II power plant. These modifications will permit Endesa to meet European Union emission regulations while firing hard-to-burn local anthracite. During the year we completed the upgrade of the second of four steam generating units at Endesa's As Pontes power plant, also in Spain. Supplied by Foster Wheeler and commissioned between 1976 and 1979, the four boilers were designed to fire local brown coal. We previously modified these units between 1993 and 1996 to fire up to 50% imported coal. The latest phased upgrade of all four boilers will allow them to burn 100% low-sulfur imported coal.

We continue to take strategic actions to reinforce our overall competitive position worldwide and to increase our market penetration in key growth regions.

Construction of the CFB boiler island awarded in 2005 for the new 460 megawatt electric power plant at Lagisza in southern Poland is well underway. This boiler island represents a double world-first: the world's largest CFB boiler and the world's first supercritical CFB unit.

We have successfully completed the major expansion of our highly successful boiler pressure parts manufacturing facility at Xinhui in China.

We also signed three new fifteen-year licensing agreements which will open up significant additional markets for Foster Wheeler in China, Korea, India and elsewhere in Asia, and reinforce our overall capability and cost-competitiveness for projects worldwide.

Our Global Power Group has clearly demonstrated that it has state-of-the-art steam generators, environmental products and services that the power marketplace both needs and values. We firmly believe that we are making the right commercial and operational changes that will enable our Global Power Group to perform well in 2007.

performance



our senior leadership team



Our Senior Leadership Team (left to right)

Rakesh K. Jindal
Vice President, Tax

Peter J. Ganz
Executive Vice President, General Counsel & Secretary

Thierry Desmaris
Vice President, Corporate Development & Treasurer

Raymond J. Milchovich
Chairman & Chief Executive Officer

Brian K. Ferraioli
Vice President & Controller

Umberto della Sala
President & Chief Operating Officer

David Wardlaw
Vice President, Project Risk Management Group

John T. La Duc
Executive Vice President & Chief Financial Officer

Franco Baseotto
Financial Leader, Global E&C Group
Elected Executive Vice President & Chief Financial Officer, Foster Wheeler Ltd.
(effective August 13, 2007)



Foster Wheeler Ltd.
Board of Directors (left to right)

Eugene D. Atkinson
Founder & Managing Partner, Atkinson Capital

Robert C. Flexon
Executive Vice President & Chief Financial Officer, NRG Energy, Inc.

Stephanie Hanbury-Brown
Managing Director, Golden Seeds, LLC

Raymond J. Milchovich
Chairman of the Board

Diane C. Creel
Chairman, Chief Executive Officer & President, Ecovation, Inc.

James D. Woods
Deputy Chairman of the Board
Chairman Emeritus & retired Chief Executive Officer, Baker Hughes Incorporated

financial summary

Foster Wheeler Ltd. and Subsidiaries

Condensed Consolidated Balance Sheet (In thousands of dollars)

	As of	
	Dec 29, 2006	Dec 30, 2005
Assets		
Current assets	1,389,320	851,523
Long-term assets	1,176,703	1,043,183
Total assets	**2,566,023**	**1,894,706**
Liabilities and shareholders' equity/(deficit)		
Current liabilities (including current portion of long-term debt)	1,247,603	997,564
Long-term debt	181,492	293,953
Other long-term liabilities	1,073,218	944,347
Temporary equity	983	-
Shareholders' equity/(deficit)	62,727	(341,158)
Total liabilities, temporary equity and shareholders' equity/(deficit)	**2,566,023**	**1,894,706**

Condensed Consolidated Statement of Operations and Comprehensive Income/(Loss)
(In thousands of dollars, except per share amounts)

	For the Year Ended		
	2006	2005	2004
Operating revenues	3,495,048	2,199,955	2,661,324
Cost of operating revenues	(2,987,261)	(1,853,613)	(2,400,662)
Contract profit	**507,787**	**346,342**	**260,662**
Selling, general and administrative expenses	(225,330)	(216,691)	(213,919)
Interest expense	(24,944)	(50,618)	(94,622)
Other income, other deductions and minority interest expense	13,487	22,812	51,387
Net asbestos-related gains/(provision)	100,131	(113,680)	(60,626)
Prior domestic senior credit agreement fees and expenses	(14,955)	-	-
Loss on debt reduction initiatives	(12,483)	(58,346)	(175,054)
Income/(loss) before income taxes	**343,693**	**(70,181)**	**(232,172)**
Provision for income taxes	(81,709)	(39,568)	(53,122)
Net income/(loss)	**261,984**	**(109,749)**	**(285,294)**
Other comprehensive income/(loss) items	72,041	(18,053)	7,256
Net comprehensive income/(loss)	334,025	(127,802)	(278,038)
Earnings/(loss) per common share:			
Basic	3.65	(2.36)	(57.84)
Diluted	3.43	(2.36)	(57.84)

Condensed Consolidated Statement of Cash Flows (In thousands of dollars)

	For the Year Ended		
	2006	2005	2004
Net cash provided by/(used in) operating activities	263,661	50,813	(30,863)
Net cash (used in)/provided by investing activities	(25,555)	63,587	(19,499)
Net cash provided by/(used in) financing activities	470	(41,451)	(30,506)
Effect of exchange rate changes on cash and cash equivalents	21,642	(13,847)	8,340
Beginning cash and cash equivalents	350,669	291,567	364,095
Ending cash and cash equivalents	610,887	350,669	291,567

Condensed Notes to the Condensed Consolidated Financial Statements

The condensed consolidated financial statements provide an overview of the consolidated financial position, results of operations and cash flows of Foster Wheeler Ltd. and subsidiaries. This information has been derived from, and should be read in conjunction with, the consolidated financial statements included in our annual report on Form 10-K for the year ended December 29, 2006, as filed with the Securities and Exchange Commission on February 27, 2007 ("Form 10-K").

1. The condensed consolidated financial statements include the accounts of Foster Wheeler Ltd. and all significant domestic and foreign subsidiary companies.

2. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

3. Our revenues relate principally to long-term contracts. Revenues and profits on long-term fixed price contracts are recorded under the percentage of completion method. Revenues and profits on cost-reimbursable contracts are recognized as costs are incurred.

4. During 2006, we continued quarterly monitoring of our actual experience regarding our domestic asbestos liability and compared it with our 15-year forecast made at year-end 2005. In the fourth quarter of 2006, we increased our liability for asbestos indemnity and defense costs through year-end 2021 to $466 million. In connection with updating our estimated asbestos liability and related asset, we recorded a charge of $15.6 million in the fourth quarter of 2006. In the second and third quarters of 2006 we settled with four insurers and, as a result of these settlements, recorded a gain of $96.2 million in fiscal year 2006. In fiscal year 2006, we were successful in our appeal of a New York state trial court decision that previously had held that New York, rather than New Jersey, law applies in the coverage litigation with our subsidiaries' insurers. As a result, we increased our insurance asset and recorded a gain of $19.5 million in fiscal year 2006.

5. In the ordinary course of business, we are involved in various litigation and claims. For further information on litigation and uncertainties, including a discussion of asbestos claims and environmental matters, see Note 20 of our consolidated financial statements included in our Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Foster Wheeler Ltd.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Foster Wheeler Ltd. ("the Company") as of December 29, 2006 and December 30, 2005, and for each of the three years in the period ended December 29, 2006, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 29, 2006 and the effectiveness of the Company's internal control over financial reporting as of December 29, 2006; and in our report dated February 27, 2007, we expressed unqualified opinions thereon (which included an explanatory paragraph relating to a change in the manner in which the Company accounted for share-based compensation and pension and other post-retirement benefits in 2006). The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting referred to above (not presented herein) appear in Items 8 and 9A, respectively, of Foster Wheeler Ltd.'s annual report on Form 10-K for the year ended December 29, 2006.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 27, 2007

shareholder information

Safe Harbor Statement

This Summary Annual Report contains forward-looking statements that are based on the Company's assumptions, expectations and projections about Foster Wheeler and the various industries within which it operates. These include statements regarding the Company's expectation about revenues (including as expressed by its backlog), its liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims, and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described under Part I, Item 1A. "Risk Factors" in its most recent annual report on Form 10-K, could cause business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies; changes in investment by the oil and gas, oil refining, chemical/petrochemical and power industries; changes in the financial condition of the Company's customers; changes in regulatory environment; changes in project design or schedules; contract cancellations; changes in the Company's estimates of costs to complete projects; changes in trade, monetary and fiscal policies worldwide; currency fluctuations; war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided; interruptions to shipping lanes or other methods of transport; outcomes of pending and future litigation, including litigation regarding the Company's liability for damages and insurance coverage for asbestos exposure; protection and validity of the Company's patents and other intellectual property rights; increasing competition by foreign and domestic companies; compliance with the Company's debt covenants; recoverability of claims against the Company's customers and others by the Company and claims by third parties against the Company; and changes in estimates used in the Company's critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond the Company's control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission.

Registered Office
Foster Wheeler Ltd.
2 Church Street
Hamilton HM 11, Bermuda

Worldwide Operational Headquarters
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, NJ 08809-4000
908-730-4000

Common Share Listing
The NASDAQ Stock Market, Inc.
Ticker Symbol: FWLT

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Transfer Agent, Registrar and Warrant Agent
Mellon Investor Services, LLC

General inquiries about share ownership, transfer instructions, change of address and account status:
Foster Wheeler Ltd.
c/o Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606

Requests for transactions involving share certificates:
Foster Wheeler Ltd.
c/o Mellon Investor Services, LLC
P.O. Box 3312
South Hackensack, NJ 07606

Telephone inquiries:
800-358-2314 (for account inquiries and requests for assistance, including share transfers)
201-680-6578 (for foreign shareholders)
201-680-6610 (for hearing and speech impaired)

Shareholder services on the Internet:
You can view shareholder information and perform certain transactions at:
www.melloninvestor.com/isd

Shareholder Services
John A. Doyle, Jr.
Assistant Secretary
908-730-4270
email: john_doyle@fwc.com

Investor Relations
Kevin C. Hagan
Vice President, Investor Relations
908-713-2034
email: kevin_hagan@fwc.com

Request for Financial Information
Foster Wheeler Ltd.'s annual and quarterly reports and other financial documents are available on our website at www.fwc.com.

To request paper copies of documents filed with the U.S. Securities and Exchange Commission, including the company's annual report on Form 10-K, please write to either:

Office of the Secretary
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, NJ 08809-4000
908-730-4000

Assistant Secretary
Foster Wheeler Ltd.
2 Church Street
Hamilton HM 11, Bermuda

Shareholders
Number of registered shareholders as of December 29, 2006: 5,841

Annual General Meeting of Shareholders
May 8, 2007 – 9.00 a.m.
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, NJ 08809-4000

explanatory notes

To the financial information provided on page 4 in the Chairman's Letter to Shareholders.

1. EBITDA is a supplemental, non-generally accepted accounting principle financial measure. EBITDA is defined as income before income taxes, interest expense, depreciation and amortization. We have presented EBITDA because we believe it is an important supplemental measure of operating performance. Operating EBITDA is the financial reporting measure we use to monitor the performance of our two business segments; it excludes the Corporate and Finance Group expenses and inter-company eliminations. We believe net income/(loss) is the most directly comparable generally accepted accounting principle financial measure to both EBITDA and operating EBITDA. A reconciliation of operating EBITDA to consolidated EBITDA and to consolidated net income/(loss) is presented below.

($ Millions)	2006	2005	2004	2003
Operating EBITDA	418.3	272.9	216.4	206.9
Corporate & Finance Group EBITDA	(18.8)	(264.2)	(321.2)	(185.5)
Consolidated EBITDA	399.5	8.7	(104.8)	21.4
Less: Interest expense	(24.9)	(50.6)	(94.6)	(95.5)
Less: Depreciation and amortization	(30.9)	(28.2)	(32.8)	(35.6)
Income/(loss) before taxes	343.7	(70.1)	(232.2)	(109.7)
Provision for taxes	(81.7)	(39.6)	(53.1)	(47.4)
Net income/(loss)	262.0	(109.7)	(285.3)	(157.1)

2. 2004 net loss was $285.3 million which included charges of (i) $175.1 million relating to our successful equity-for-debt exchange, (ii) $60.6 million relating to an adverse court decision in asbestos insurance coverage allocation litigation involving certain of our subsidiaries and the revaluation of estimated asbestos insurance receivables, and (iii) $17.2 million of restructuring costs. Excluding these items, adjusted net loss for the year was $32.4 million.
3. 2005 net loss was $109.7 million which included charges of (i) $113.7 million relating to the revaluation of our 15-year asbestos liability and insurance asset estimates, and (ii) a primarily non-cash accounting charge of $59.7 million recorded in conjunction with the equity-for-debt exchanges and common stock purchase warrant offers. Excluding these items, adjusted net income for the year was $63.7 million.
4. 2006 net income was $262.0 million which included an asbestos-related gain of $100.1 million, which was comprised of (i) a $115.6 million gain from four insurance settlements and the successful appeal of a court decision in our pending asbestos-related insurance coverage litigation, reduced by (ii) a $15.5 million charge in the fourth quarter of 2006 resulting from our year-end update of our asbestos liabilities and related assets, reduced by charges and costs totalling $34.5 million, which were comprised of (iii) $27.4 million in charges relating to successful debt reduction initiatives and the voluntary termination of our former domestic credit agreement, and (iv) $7.1 million in costs relating to the wind-down of the GPG's Canadian office. Excluding these items, adjusted net income for the year was $196.4 million.
5. Foster Wheeler Ltd. market capitalization is based on the year-ending closing prices of the common shares multiplied by the common shares issued and outstanding as of each year-end, respectively.
6. Consolidated debt amounts are year-end amounts.
7. Second-quarter 2006 net income was $108.4 million which included (i) a net gain of $79.6 million from an asbestos insurance settlement and (ii) a $12.3 million charge relating to debt reduction initiatives completed in May 2006. Excluding these items, adjusted net income for the quarter was $41.1 million.
8. Third-quarter 2006 net income was $75.8 million which included (i) a gain of $36.1 million arising from asbestos insurance settlements and a successful appeal relating to our subsidiaries' asbestos insurance coverage litigation, and (ii) a charge of $14.8 million arising from the voluntary termination of our former domestic credit agreement. Excluding these items, adjusted net income for the quarter was $54.6 million.
9. Fourth-quarter 2006 net income was $63.1 million which included (i) an asbestos-related provision of $15.5 million, (ii) $0.1 million in costs arising from the voluntary termination of our former domestic credit agreement, and (iii) $7.1 million in costs relating to the wind-down of GPG's Canadian office. Excluding these items, adjusted net income for the quarter was $85.9 million.
10. Flow-through costs are third-party costs incurred by us on a reimbursable basis as agent or principal on which no mark-up is earned. Total operating revenues for 2006 were $3.5 billion which included $0.7 billion of flow-through costs. Total operating revenues for 2005 were $2.2 billion which included $0.4 billion of flow-through costs. Operating revenues expressed in Foster Wheeler scope were $2.8 billion and $1.8 billion for 2006 and 2005, respectively.

FOSTER WHEELER



Registered Office:
Foster Wheeler Ltd.
2 Church Street
Hamilton HM 11, Bermuda

www.fwc.com

END